Exhibit 99.2

BAYTEX ANNOUNCES 2017 BUDGET AND CEO SUCCESSION

CALGARY, ALBERTA (December 12, 2016) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces that its Board of Directors has approved a 2017 capital budget of $300 to $350 million, which is designed to generate average annual production of 66,000 to 70,000 boe/d. Baytex also announces that Ed LaFehr, President, will succeed James Bowzer as Chief Executive Officer in May 2017.

2017 Budget

Commenting on the budget announcement, James Bowzer, Chief Executive Officer, said: “We have three high quality resource plays in our portfolio and believe 2017 will be a year that builds operational momentum for Baytex. In Canada, after a drilling hiatus, we are excited to get back to work with an active first quarter drilling program. In the Eagle Ford, we expect to maintain a consistent pace of development on our lands throughout 2017. We have designed our 2017 budget to be flexible should we continue to experience a volatile commodity price environment.”

Our 2017 capital budget currently reflects a range of $300 to $350 million, which is designed to generate average annual production of 66,000 to 70,000 boe/d. Our expected exit production rates for 2016 and 2017 reflect an organic growth rate of approximately 3-4%. A key attribute of Baytex is the strong capital efficiencies of our asset base. Our 2017 development program reflects capital efficiencies on an annual basis of approximately $11,500 per boe/d ($13,500 per boe/d including facilities).

For the full-year, approximately 70% of our planned capital expenditures will be directed to our Eagle Ford operations. The balance of the spending will be in Canada, largely toward our heavy oil assets at Peace River and Lloydminster. Our 2017 capital budget will be heavily weighted to drilling and completion activities (approximately 89%) with the balance for facilities (approximately 10%) and land and seismic (approximately 1%).

In the Eagle Ford, we expect to have four to five drilling rigs and two completion crews working on our lands, up from two to three rigs in the third quarter of 2016. At this pace of development, we expect to bring approximately 34 net wells on production in 2017. Our costs in the Eagle Ford continue to decrease with wells now being drilled, completed and equipped for approximately US$5 million.

In Canada, after two years of reduced activity and declining production, we are planning an active drilling program designed to stabilize production from our year-end 2016 exit production rate, and ultimately, to position for growth. At Peace River, our capital budget includes drilling 11 net multi-lateral horizontal wells and 8 net stratigraphic wells. At Lloydminster, we plan to drill 52 net wells, of which approximately 55% will be horizontal wells. At Pembina, we expect to drill 2 net natural gas wells.

Based on the mid-point of our 2017 annual average production guidance range of 68,000 boe/d, our production is expected to be equally split between Canada and the Eagle Ford. Our 2017 guidance includes an annual contribution of approximately 3,000 boe/d from our recently announced heavy oil acquisition at Peace River. Our production mix is forecast to be approximately 78% liquids (35% heavy oil, 31% light oil and condensate and 12% natural gas liquids) and 22% natural gas, based on a 6:1 natural gas-to-oil equivalency.

One of the key tenets of our business model is to ensure the sustainability of our operations. We accomplish this by maintaining strong levels of financial liquidity while striving to balance our cash inflows and cash outflows. Similar to 2016, we are targeting our 2017 capital expenditures to approximate funds from operations in order to minimize additional bank borrowings and will remain flexible.

Baytex Energy Corp.
Press Release
December 12, 2016 Page 2 of 4

2017 Guidance

Exploration and development capital	$300 to $350 million
Production	66,000 to 70,000 boe/d

Expenses:
Royalty rate	~ 23%
Operating	$11.00 - $12.00/boe
Transportation	$1.10 - $1.30/boe
General and administrative	~ $50 million, ~ $2.00/boe
Interest	~ $100 million, ~ $4.00/boe

2017 Capital Budget and Wells Drilled by Operating Area

Operating Area	Amount (1) ($ millions)	Wells Drilled (net)

United States (2)	240	34
Canada (3)	85	73
Total	325	107

(1) Reflects mid-point of capital budget guidance range. (2) Based on a Canadian-U.S. exchange rate of 1.30 CAD/USD. (3) Includes 8 stratigraphic wells.

2017 Capital Budget Breakdown

Classification	Amount (1) ($ millions)

Drilling, completion and equipping	290
Facilities	31
Land and seismic	4
Total	325

(1) Reflects mid-point of capital budget guidance range.

Hedging

As part of our normal operations, we are exposed to movements in commodity prices, foreign exchange rates and interest rates. In an effort to manage these exposures, we utilize various financial derivative contracts which are intended to partially reduce the volatility in our funds from operations.

For 2017, we have entered into hedges on approximately 47% of our net WTI exposure with 6% fixed at US$54.35/bbl and 41% hedged utilizing a 3-way option structure that provides us with downside price protection at approximately US$47/bbl and upside participation to approximately US$59/bbl. We have also entered into hedges on approximately 22% of our net WCS differential exposure and 57% of our net natural gas exposure.

CEO Succession

Baytex announces that Ed LaFehr, President, will succeed James Bowzer as Chief Executive Officer in May 2017. Mr. Bowzer, who has been in the role since September 2012, will work with Mr. LaFehr to ensure a seamless leadership transition and will remain on the Board of Directors following the transition.

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Press Release
December 12, 2016 Page 3 of 4

Mr. LaFehr joined Baytex in July 2016 as President and has been an integral member of the executive leadership team holding responsibility for the Canadian and U.S. business operations and corporate development. Before joining Baytex, Mr. LaFehr was President of TAQA’s North American oil and gas business which led to his subsequent role as Chief Operating Officer of TAQA, globally.  He previously served as Senior Vice President for Talisman Energy, accountable for its Canadian assets across Alberta, Saskatchewan and British Columbia. Mr. LaFehr has a long track record of success in the oil and gas industry leading organizations, growing assets and joint ventures, and driving capital and cost efficiency.

Commenting on his appointment, Mr. LaFehr said: “I am thrilled to be leading Baytex as we build operational momentum in 2017. I’ve had an opportunity to work first-hand with our talented teams on the quality and growth potential of our asset base. I am pleased to be inheriting a highly focused organization poised to build our core oil plays, and take on the challenges and opportunities that lie ahead.”

Raymond Chan, Chairman of Baytex, said: “Since Ed’s arrival this summer, he has been heavily involved in the development of our long-range plan and 2017 budget and was instrumental in our recently announced heavy oil acquisition at Peace River. Due to his recent experience leading Canadian oil and gas businesses with a focus on unconventional development, he was able to hit the ground running. He has engaged and visited all assets and teams from Peace River and Lloydminster in Canada to Houston and Karnes City in Texas. We are pleased that there will be a smooth transition with Jim, our Board and the entire organization.”

In commenting on the CEO transition, Mr. Chan said, “For the past four years, Jim has led our organization with passion and unwavering dedication. He was instrumental in adding the Eagle Ford world class asset to our portfolio and has successfully managed Baytex through some very difficult industry conditions. After an exceptional 35 year career in the oil and gas industry, Jim will be retiring to spend more time with his family. We are grateful to Jim for his leadership and look forward to his ongoing contribution as a board member.”

Mr. Bowzer added, “My time as CEO of Baytex has been exceptionally rewarding and I could not be more proud of our team as we adjusted our business to the realities of a low crude oil price environment. We have built an exceptional asset base and I look forward to continuing in my role as a Board member and supporting Ed and the Baytex team as we execute on our plans for future growth.”

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our capital budget for 2017; our annual average production rate for 2017; our chief executive officer succession plan; the timing of our capital spending in Canada and the Eagle Ford; the flexibility of our 2017 budget; our 2016-2017 exit production organic growth rate; the capital efficiencies of our 2017 development program; the breakdown of our 2017 capital budget by geographic area and expenditure type; our plan for developing our properties in 2017, including the number of rigs and completion crews in the Eagle Ford, the number of wells to be brought on production in the Eagle Ford, the cost to drill and equip wells in the Eagle Ford, the number and type of wells to be drilled at Peace River, Lloydminster and Pembina; the geographic breakdown of our 2017 annual production and the production expected from our recently announced Peace River acquisition; our production mix for 2017; our target of funding our capital expenditures with funds from operations to minimize additional bank borrowings; our expected royalty rate and per boe operating, transportation, general and administrative and interest costs for 2017; the existence, operation and strategy of our risk management program for commodity prices; the percentage of our net exposure to WTI, the WCS differential and natural gas that is hedged; and that Edward LaFehr will replace James Bowzer as CEO in May of 2017 and that James Bowzer will remain a director.

In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Although Baytex believes that the expectations and assumptions upon which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Baytex can give no assurance that they will prove to be correct.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain

Baytex Energy Corp.
Press Release
December 12, 2016 Page 4 of 4

circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices; further declines or an extended period of the currently low oil and natural gas prices; failure to comply with the covenants in our debt agreements; that our credit facilities may not provide sufficient liquidity or may not be renewed; uncertainties in the capital markets that may restrict or increase our cost of capital or borrowing; risks associated with a third-party operating our Eagle Ford properties; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; the cost of developing and operating our assets; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; depletion of our reserves; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; our inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects; risks related to our thermal heavy oil projects; risks associated with the ownership of our securities, including changes in market-based factors and the discretionary nature of dividend payments; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2015, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Non-GAAP Financial Measures

Funds from operations is not a measurement based on Generally Accepted Accounting Principles ("GAAP") in Canada, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities adjusted for changes in non-cash operating working capital and other operating items. Baytex's determination of funds from operations may not be comparable with the calculation of similar measures for other entities. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund capital investments and potential future dividends to shareholders. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income.

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 78% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com